

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

VIA U.S. Mail and Facsimile

Gladys Chan
Principal Financial Officer
Biocurex, Inc.
7080 River Road, Suite 215
Richmond, British Columbia   V6X 1X5

> **Re: Biocurex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 1, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-26947**

Dear Ms. Chan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 26

1.   Under Instruction 2 of Item 303(A) of Regulation S-K, you should provide a detailed discussion of cash used in operations to provide investors and other users information that is relevant to an assessment of your financial condition and results of operations by evaluating the amounts and certainty of cash flows from operations and from outside sources. Please tell us why you did not include a discussion of the reasons for the increase in accounts payable and accrued liabilities and the decrease in prepaid expenses.

2.   We see that you failed to make payments on convertible notes during 2009. In future filings, please disclose any covenants or material defaults on outstanding debt and the repercussions of such defaults. Refer to Instruction 3 to Item 303(A) of Regulation S-K.

Results of Operations, page 17

3.   In future filings, please quantify the contribution of each of two or more factors of a material change consistent with Instruction 4 to Item 303(a) and FRR 501.04.

4.   We do not see where you have discussed the reasons for the decrease in research and development expenses from 2008 to 2009. Please tell us how you considered Instruction 4 of Item 303(A) of Regulation S-K which states that where the consolidated financial statements reveal material changes from year to year in one or more line items you should describe the causes for the changes to the extent necessary to an understanding of your businesses as a whole.

Item 9A. Controls and Procedures, page 31

5.   We note that although you disclose that your management performed as assessment of your internal control over financial reporting as of December 31, 2009, you disclose in the same paragraph that your management believes that, as of December 31, 2008, your internal control over financial reporting was effective. Please amend your filing to disclose management's conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2009. Refer to Rule 308T of Regulation S-K and Exchange Act Rule 13a-15(c).

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

6.   We see that you have recognized an impairment loss related to the impairment of patent costs as a non-operating expense. Please tell why the impairment of an operating asset (patent) is included within non-operating expenses and not as part of operating income.

Note 2. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-15

7.   We note that your revenue to date has been comprised of license fees for your RECAF ™ Technology. In future filings please include a discussion of your specific policy for recognizing license revenue. Please provide us with a copy of your revised disclosure.

8.   Please tell us the significant terms of your material license agreements, the basis for recognizing the up-front fee immediately and how you will account for any future royalties.

Note 8. Convertible Notes Payable and Convertible Debt, page F-21

9.   We see that your convertible notes were modified in November 2008 and in August 2009. Please provide us with your analysis of whether the debt was modified or exchanged under FASB ASC 570-50-40. Please also describe your specific accounting for each modification, including the basis for and calculation of any gain or loss. For the August 2009 modification, please tell us why you recognized a discount equal to the difference of the face value of the new note and the present value of the revised cash flows when you already recognized a gain on the exchange. Please refer to the accounting literature you used as the basis for your accounting.

10.   We note the disclosure on page F-13 of your Form 10-Q for the nine months ended September 30, 2010 of a contingent adjustment provision in the convertible debt. Please tell us the terms of the contingent adjustment provision and how you analyzed the feature to determine that it was not an embedded derivative under FASB ASC 815-15-25.

Note 14. Income Taxes, page F-33

11.   In future filings please provide disclosures regarding uncertain tax positions pursuant to FASB ASC 740-10-50-15 and -15A.

Exhibit 31

12.   We note that in paragraph 2 of the certification required by Exchange Act Rule
        13a-14(a), you added a comma and changed the word *not* to *no*. In paragraph 3,
        you deleted the phrase '*and 15d-15(e)*' . Please ensure that the exact form of
        certifications as required by Item 601(b)(31)(i) of Regulation S-K are included in
        future filings.

Form 10-Q for the fiscal quarter ended September 30, 2010

Consolidated Statements of Operations, page F-2

13.   We see that you recorded a gain (loss) on derivative for all periods presented in
        the Form 10-Q. It appears that you refer to this expense as a loss on issuance of
        shares in your December 31, 2009 Form 10-K. Please tell us the nature and
        significant terms of the derivative, discuss how you are accounting for the
        derivative and tell us how you determined the fair value of the derivative. Please
        also tell us where you discuss this derivative in the notes to your financial
        statements in the 10-K and 10-Q.

Note 7. Common Stock, page F-14

14.   We note that you sold units consisting of shares of common stock and warrants in
        January 2010 pursuant to a registered offering. Please summarize the terms of the
        warrants and provide us with your analysis of the accounting for the warrants
        under ASC 815-40-25 (formerly paragraphs 14 – 18 of EITF 00-19).

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant